Notice of Annual General Meeting

To be held in Montreal, Quebec
on Tuesday, February 1, 2005
at 11:00 a.m.

at the

Hilton Montreal Bonaventure Hotel
Ballroom
900 de La Gauchetière Street West
Montreal, Quebec
Canada

Record Date: Monday, December 13, 2004

Letter to Shareholders &
MANAGEMENT PROXY CIRCULAR

Dated December 9, 2004

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	3
Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting	3
LETTER TO SHAREHOLDERS ON CORPORATE GOVERNANCE	4
Annual Meeting and Proxy Voting	6
MANAGEMENT PROXY CIRCULAR	7
PROXIES	7
Solicitation of Proxies	7
Appointment and Revocation of Proxies	7
Record Date	8
Voting by Registered Shareholders	8
Telephone Voting	8
Internet Voting	8
Voting by Non-registered shareholders or "Beneficial Shareholders"	8
VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES	9
BUSINESS TO BE TRANSACTED AT THE MEETING	12
ELECTION OF DIRECTORS	13
NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS OF CGI	18
REPORT OF THE HUMAN RESOURCES COMMITTEE	19
Executive Compensation Policy	19
Summary Compensation Table	27
Compensation of Directors	29
Indebtedness of Directors and Named Executive Officers	31
Performance Graph	32
REPORT OF THE CORPORATE GOVERNANCE COMMITTEE	32
Corporate Governance Practices	33
Structure of Board of Directors Standing Committees and Committee Membership	33
Criteria for Tenure on the CGI Board of Directors	34
Agreements with BCE Inc.	36
REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE	38
External Auditors' Independence	39
Fees Paid to External Auditors	40
OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING	41
ADDITIONAL INFORMATION	41
APPROVAL OF DIRECTORS	41
APPENDIX A	42
Corporate Governance Practices	42

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Montreal, Quebec, December 9, 2004

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of CGI GROUP INC. (the “Company”) will be held at the Hilton Montreal Bonaventure Hotel, in the Ballroom, 900 de La Gauchetiere West, Montreal, Quebec, Canada, on Tuesday, February 1, 2005, at 11:00 a.m. (local time) for the following purposes:

1.	to receive the report of the directors, together with the consolidated balance sheet and statements of earnings, retained earnings and cash flows, and the auditors’ report for the fiscal year ended September 30, 2004;

2.	to elect directors;

3.	to appoint auditors and authorize the Audit and Risk Management Committee to fix their remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Meeting will be broadcast live on the Company’s web site at www.cgi.com. The webcast will also be archived afterwards.

The Management Proxy Circular and form of proxy for the Meeting are enclosed with this Notice.

By order of the Board of Directors

Paule Doré
Secretary

We wish to have as many shares as possible represented and voted at the Meeting, and for that reason, if you are unable to attend the Meeting in person, we request (i) that you complete and return the accompanying form of proxy in the postage prepaid envelope provided for that purpose, (ii) that you vote by phone, or (iii) that you vote using the internet. Instructions on how to vote by phone or by using the internet are provided in the Management Proxy Circular that follows this notice.

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting

Only persons shown on the register of shareholders at the close of business on Monday December 13, 2004, or their proxy holders, will be entitled to attend the Annual Meeting and vote. The register of shareholders is kept by our transfer agent, Computershare Trust Company of Canada.

CGI GROUP INC. - 3

LETTER TO SHAREHOLDERS ON CORPORATE GOVERNANCE

Dear fellow shareholders,

The year ended on September 30, 2004 has been an excellent one for CGI. As we enter the final year of our current three-year plan, we are justly proud of our achievements. CGI now enjoys an annual revenue run-rate of approximately $3.8 billion and has 107 offices in 19 countries worldwide, with 50 offices in the United States. We have now achieved significant critical mass in North America and have established a firm presence in Europe. We are the 8th largest IT services provider in the world and the fifth largest independent information technology and business process services firm in North America, based on headcount.

While achieving our business objectives is vitally important, the way we do business is equally important to all of us at CGI.

Regulators in North America and investors everywhere are now keenly focused on corporate governance. Market regulators have never been more vigilant and concerned about the financial, business and ethical practices of public companies.

At CGI we have always understood, and we have always valued, the link between sound, ethical business practices and the creation of shareholder value. CGI was founded on the principle of balancing the interests of our key stakeholders: our clients, our employees (whom we call our members) and our shareholders.

When our members know that their contribution is valued and when their work environment is both challenging and rewarding, they deliver services to our clients that are consistently timely and of the highest quality. Our clients reap the considerable benefits of our members’ exceptional performance, and they in turn reward us with the trust and loyalty that help us to build the long-term partnerships on which CGI is built.

We can do no better than to re-iterate our beliefs exactly as they are expressed in CGI’s Fundamental Texts which are available on CGI’s web site at www.cgi.com:

“Our fundamental belief is that a company with an inspiring dream, unparalleled integrity, a caring, human philosophy and solid values is better able to attract and respond to the profound aspirations of remarkably high-caliber, competent people. These people in turn will seek out a select clientele, one aware of the Company’s values, and will deliver high-quality services at a competitive price, while respecting the Company’s profitability objectives.”

The growth and profitability generated as a result will allow CGI to continue to do its best to offer its shareholders value for their investment.

Our Annual General Meeting and our Management Proxy Circular present us with an important opportunity to share our vision and dream with all our shareholders so that each of you has a true appreciation of the value we offer.

We believe in what we call the “4E” concept: Excellence in Execution comes from Experience in Execution. CGI’s long-term success depends on the mastery of execution and delivery which in turn is determined in largest measure by the experience, the continuity and the stability of CGI’s work force and management team. We therefore focus closely on attracting and retaining the best people in our industry. CGI’s human resources and compensation policies are geared towards

CGI GROUP INC. - 4

achieving that objective. As a result, CGI continues to enjoy one of the lowest voluntary turnover rates among its leaders and members in the industry.

We also believe that the key to CGI’s long term success has been maintaining an appropriate balance between the interests of its key stakeholders. We have maintained the balance between our strong management team and the interests of our shareholders by our early adoption of governance principles that ensure that CGI has a Board of Directors with a majority of independent directors and an independent Lead Director that is well equipped to represent the interests of all of CGI’s shareholders.

Since its initial public offering in 1986 CGI has consistently been at the forefront in matters of corporate governance. The Company has displayed high levels of openness and accountability as well as strong leadership in this area. We have demonstrated this in the following ways:

•	Nominating outside members of the Board of Directors who have a substantial operational expertise in each of the vertical sectors in which CGI operates and who are all financially literate.
•	Appointing a Lead Director who, jointly with the other independent directors, represent the interests of all CGI’s shareholders, including those of its minority shareholders.
•	Having a majority of unrelated and independent directors serve on CGI’s Board.
•	Assuring Board effectiveness through an annual self-assessment of the Board of Directors including individual director assessment.
•	Educating all new directors through a comprehensive orientation program.
•	Adopting a conservative policy for the granting of stock options, linked to the Company’s performance.
•	Ensuring that CGI’s outside directors meet at least twice each year without members of management present.

Although we are justly proud of our achievements in governance, in the past year we continued to press forward with our commitment to excellence in this area:

•	CGI implemented the Shareholder Partnership Management Framework (“SPMF”). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealer) research analysts. We obtained ISO 9001 certification for the application of the SPMF in our operations. CGI may be the first company in North America to obtain this certification for the management of its relationship with its shareholders.
•	Even though its directors have typically held a substantial number of shares in the Company, CGI has adopted share ownership guidelines for directors requiring independent directors to hold a minimum of 10,000 shares or Deferred Stock Units, representing more than three times the annual Board retainer in effect for fiscal 2005, based on the market price of CGI’s Class A subordinate shares on December 9, 2004.[1]
•	CGI now provides for the vesting of stock options entirely dependent on the achievement of our objectives, with forfeiture of options that do not vest.[2]

With respect, in particular, to CGI’s approach to its stock option program, we feel strongly that stock option programs remain one of the best ways to incent management teams when used with discernment and conservatism and when vesting is performance-based rather than time-based, as is our current practice.

1 See “Share Ownership Guidelines for Directors” below for more information on the share ownership guideline for directors.
2 See “Vesting of Options Granted in Fiscal 2005” below for a description of the new vesting rules.

CGI GROUP INC. - 5

All our shareholders may rest assured that we will continue to place a strong emphasis on continuous improvement in all aspects of our business, including our approach to corporate governance. Together we will continue to do our very best to build the value you seek.

Annual Meeting and Proxy Voting

We wish to express our appreciation to Mr. William D. Anderson, who has been a member of CGI's Board of Directors since 1999, for his dedication and contribution over the past several years. Mr. Anderson will be leaving our Board at the end of his current term as a director. Mr. Lawson Hunter will be proposed to replace Mr. Anderson as BCE Inc.'s representative. We wish to express our heartfelt welcome to Mr. Hunter.

CGI senior executives will be discussing important initiatives designed to build long-term shareholder value at the Annual General Meeting, which will be held on February 1, 2005 at the Hilton Montreal Bonaventure Hotel. On behalf of CGI’s Board of Directors and management, we encourage you to attend the meeting in person if you can and, if not, to view the meeting on our web site at www.cgi.com where it will be broadcast live and will be archived immediately afterwards.

The Annual General Meeting is your opportunity to hear firsthand from senior management and to ask any questions you may have about the Company.

We encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the accompanying Management Proxy Circular, or by presenting your signed proxy in person before the start of the meeting.

Yours sincerely,

Serge Godin Chairman of the Board and Chief Executive Officer	Claude Boivin Lead Director Chairman of the Corporate Governance Committee and Member of the Audit and Risk Management Committee

CGI GROUP INC. - 6

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI GROUP INC. (the “Company” or “CGI”) for use at the Annual General Meeting of Shareholders of the Company (the “Meeting”) which will be held on Tuesday, February 1, 2005, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as of September 30, 2004. All other information is, unless otherwise indicated, provided as of December 9, 2004.

PROXIES

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally or by telephone by employees of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for others reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

The persons whose appointment to act under the accompanying form of proxy is solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company prior to the Meeting.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the enclosed form of proxy will be voted FOR the matter in question.

Every proxy given to any person in the form of proxy that accompanies this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies

Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies this Management Proxy Circular. To exercise this right, the shareholder should insert the nominee’s name in the space provided for that purpose in the accompanying form of proxy or prepare another proxy in proper form appointing the nominee. The paper proxy form or internet voting are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the proxy form.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.

CGI GROUP INC. - 7

Record Date

Only persons shown on the register of shareholders at the close of business on Monday, December 13, 2004, or their proxy holders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate shares is kept by our transfer agent, Computershare Trust Company of Canada.

Voting by Registered Shareholders

Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Trust Company of Canada by 12:00 midnight, Montreal time, on January 28, 2004. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Secretary of the Company prior to the Meeting or any adjournment thereof.

Telephone Voting
If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number. Shareholders must follow the instructions of the voice-response system and refer to the proxy form they received in the mail which provides the toll free number, the holder account number and the proxy access number which are located on the front side of the proxy form on the lower left-hand side.

Internet Voting
If a shareholder elects to vote using the internet, the shareholder must access the following web site: www.computershare.com/ca/proxy. Shareholders must follow the instructions that appear on the screen and refer to the proxy form they received in the mail which provides the holder account number and the proxy access number which are located on the front side of the proxy form on the lower left-hand side.

Voting by Non-registered Shareholders or “Beneficial Shareholders”

Non-registered shareholders or “beneficial shareholders” are holders whose shares are held on their behalf through a “nominee” such as a bank, a trust company, a securities broker or other financial institution. Most of CGI’s shareholders hold their shares in this way. Non-registered or “beneficial” shareholders must seek instructions from their nominees as to how to complete their form of proxy or voting instruction form if they wish to vote their shares themselves. Non-registered shareholders who received this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Since CGI’s registrar and transfer agent, Computershare Trust Company of Canada, may not have a complete record of the names of the Company’s non-registered shareholders, Computershare Trust Company of Canada may not have knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

CGI GROUP INC. - 8

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, an unlimited number of Second Preferred Shares (“Second Preferred Shares”), issuable in series, an unlimited number of Class A subordinate shares and an unlimited number of Class B shares (multiple voting) (“Class B shares”), all without par value, of which, as of December 9, 2004, 410,828,508 Class A subordinate shares and 33,772,168 Class B shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles of incorporation.

Class A Subordinate Shares and Class B Shares

Voting Rights
The holders of Class A subordinate shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As of December 9, 2004 55% and 45% of the aggregate voting rights are attached to the outstanding Class A subordinate shares and Class B shares respectively.

Subdivision or Consolidation
The Class A subordinate shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares or the Class A subordinate shares, as the case may be, are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate shares and Class B shares shall also attach to the Class A subordinate shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation
Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion of Class A Subordinate Shares
Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of incorporation of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate shares, each Class A subordinate share shall become convertible into one Class B share, at the holder’s option, in order to entitle the holder to accept the offer from the date it is made. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under the control of one or more of such senior executives, as owners, as a group, of more than 50% of the outstanding Class B shares, do not accept the offer.

The articles of incorporation of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares
Each Class B Share may, from time to time, at the holder’s option, be converted into one Class A subordinate share.

CGI GROUP INC. - 9

Issue of Class B Shares
The Company’s articles of incorporation provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate shares or securities convertible into Class A subordinate shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate shares or of securities convertible into Class A subordinate shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate share or security convertible into Class A subordinate shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate shares or securities convertible into Class A subordinate shares:

(i)	in payment of stock dividends;

(ii)	pursuant to the stock option plans or share purchase plans of the Company;

(iii)	further to the conversion of Class B shares into Class A subordinate shares pursuant to the articles of incorporation of the Company; or

(iv)	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends
The Class A subordinate shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2004, considering the needs for reinvestment in our operations and the scope of investment projects, the Board of Directors determined that the Company would not pay a dividend. The Board of Directors re-evaluates its dividend policy annually.

Amendments
The rights, privileges, conditions and restrictions attaching to the Class A subordinate shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other class of shares, such amendment shall, in addition, be authorized by at least two thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank
Except as otherwise provided hereinabove, each Class A subordinate share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

CGI GROUP INC. - 10

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As of December 9, 2004, no First Preferred Shares are outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank prior to the Class A subordinate shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As of December 9, 2004, no Second Preferred Shares are outstanding.

Principal Holders of Class A subordinate shares and Class B shares

As of December 9, 2004, to the knowledge of the senior executives of the Company, the only persons who exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate shares and Class B shares are as follows:

Name	Type of Ownership	Shares - Class "A"		Shares - Class "B"		Shares - Class "A" and "B"

		Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote

Serge Godin	Direct and indirect	579,619	0.14%			0.13%	579,619	0.08%
	Control (1)			23,007,351	68.13%	5.19%	230,073,510	30.74%
	Control (2)			5,209,156	15.42%	1.17%	52,091,560	6.96%
Total		579,619	0.14%	28,216,507	83.55%	6.49%	282,744,389	37.78%

André Imbeau	Direct and indirect	239,023	0.06%			0.05%	239,023	0.03%
	Control (3)			3,477,071	10.30%	0.78%	34,770,710	4.65%
	Control (4)			744,094	2.20%	0.17%	7,440,940	0.99%
Total		239,023	0.06%	4,221,165	12.50%	1.00%	42,450,673	5.67%

BCE Inc.	Direct	120,028,400	29.22%			27.00%	120,028,400	16.03%
	Control (5)	8,268,125	2.01%			1.86%	8,268,125	1.10%
Total		128,296,525	31.23%			28.86%	128,296,525	17.13%

(1)  Through 9058-0705 Québec Inc., a company controlled by Mr. Godin
(2) Through 3727912 Canada Inc., a company controlled by Mr. Godin
(3) Through 9061-9354 Québec Inc., a company controlled by Mr. Imbeau
(4) Through 9102-7003 Québec Inc., a company controlled by Mr. Imbeau
(5) Through 3787877 Canada Inc., a wholly-owned subsidiary of BCE Inc.

As of December 9, 2004, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, 4,252,644 Class A subordinate shares and 33,772,168 Class B shares.

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BUSINESS TO BE TRANSACTED AT THE MEETING

The following items of business will be presented to the shareholders at the Meeting:

1.  Presentation of Financial Statements

The consolidated annual financial statements for the fiscal year ended September 30, 2004 and the report of the auditors will be placed before the Meeting. The annual consolidated financial statements are included in our fiscal 2004 Annual Report that was mailed to shareholders with this Notice of Meeting and Management Proxy Circular. Additional copies of the 2004 Annual Report may be obtained from CGI upon request and will be available at the Meeting.

2.  Election of Directors

Fourteen directors are to be elected to hold office until the close of the next annual general meeting of shareholders or until their successor is elected or appointed. Each of the persons presented in this Management Proxy Circular is proposed to be nominated as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the fourteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.  Appointment of Auditors

The Audit and Risk Management Committee and the Board of Directors recommend that Deloitte & Touche LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual general meeting of the Company or until their successors are appointed. Deloitte & Touche LLP were first appointed at the Annual General Meeting of shareholders held on January 27, 1988.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte & Touche LLP as auditors and to vote to authorize the Audit and Risk Management Committee to fix the remuneration of the auditors unless shareholders direct otherwise.

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ELECTION OF DIRECTORS

The persons whose names are printed in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next annual general meeting of shareholders or until that director’s successor is duly elected, unless the office is earlier vacated, in accordance with the relevant provisions of the applicable laws.

The following table lists the name of each person proposed by the Board of Directors on the recommendation of the Corporate Governance Committee for election as a director, the person’s age, the principal occupation, the province and country of residence, the year when the person first became a director, their Standing Committee memberships, the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, the number of Deferred Stock Units of the Company and the number of stock options of the Company held, all as at December 9, 2004.

By filling in the accompanying form of proxy, shareholders may vote for all directors or chose to withhold their vote from some or all of the directors proposed for election.

Information relating to shares beneficially owned, or over which control or direction is exercised, as of December 9, 2004, has been provided by the proposed nominees individually.

Nominees for Election as Directors

Claude Boivin
Age 70
Longueuil, Quebec, Canada
Director since 1993
Chair of the Corporate Governance Committee, member of the Audit and Risk Management Committee and Lead Director
Class A subordinate shares: 106,596 (*)
Deferred Stock Units: 5,948 (+)
Stock options: 29,536

Mr. Boivin held a number of senior positions at Hydro-Quebec and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is a director of Tembec Inc., Heroux Devtek, Groupe Laperriere et Verreault Inc. and Chairman of Boralex Power Income Fund Trust.

Jean Brassard Age 60 Longueuil, Quebec, Canada Director since 1978 Class A subordinate shares: 235,130 (*) Class B shares: 1,334,496 (*) Stock options: 62,000

Mr. Brassard joined the Company in 1978 as a Vice-President. He is now Vice-Chairman of the Board and was, until 2000, President and Chief Operating Officer of CGI. He contributed to CGI's growth in Canada, the US and Europe. Mr. Brassard is a director of Nexxlink Technologies Inc., and Conseillers en informatique d'affaires CIA Inc., a subsidiary of CGI. He also serves as a Director of several organizations, including Fondation de l'Universite Laval and Centre d'arts Orford.

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Claude Chamberland
Age 65
Longueuil, Quebec, Canada
Director since 1998
Member of the Human Resources Committee
Class A subordinate shares: 11,396 (*)
Deferred Stock Units: 6,824 (+)
Stock options: 29,440

Mr. Chamberland has spent over 37 years with Alcan Inc. covering most management levels and finally retiring as Executive Vice-President. His national and international responsibilities were largely related to the management and general management of operating businesses but, at times, included R&D, information technology and construction management. Mr. Chamberland is a director of Hatch Associates Ltd., FRE Composites Inc. and La societe des technologies de l'aluminium S.T.A.S. Ltee as well as a number of non-profit organizations.

Robert Chevrier
Age 61
Montreal, Quebec, Canada
Director since 2003
Member of the Audit and Risk Management Committee
Class A subordinate shares: 10,000 (*)
Deferred Stock Units: 3,470 (+)
Stock options: 16,940

Mr. Chevrier is President of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.), Mr. Chevrier is a director of Bank of Montreal, Transcontinental Inc., Cascades Inc. and Richelieu Hardware Ltd.

Paule Doré Age 53 Montreal, Quebec, Canada Director since 1996 Class A subordinate shares: 481,520 (*) Stock options: 475,000

Mrs. Dore joined CGI in 1990 as Vice-President Communications and Human Resources, and is currently Executive Vice-President and Chief Corporate Officer and Secretary. She is responsible for creating value for all stakeholders, managing key functions including human resources and leadership development, corporate governance, quality, and communications, including financial communications. Mrs. Dore is a director of AXA Canada, the National Arts Centre Foundation, as well as Chair of the Board of Directors of the Montreal Women's Y Foundation.

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Serge Godin Age 55 Montreal, Quebec, Canada Director since 1976 Class A subordinate shares: 579,619 (*) Class B shares: 28,216,507 (*) Stock options: 1,342,000

Mr. Godin co-founded CGI in 1976 and became its first President. Mr. Godin is now Chairman of the Board and Chief Executive Officer. Since CGI's inception, Mr. Godin has successfully grown the Company to become Canada's largest independent IT services company and the 8th largest in the world, based on headcount. Throughout his career, Serge Godin has remained active in a number of organizations promoting economic development.

Lawson Hunter (#) Age 59 Ottawa, Ontario, Canada New nominee for election

Mr. Hunter is Executive Vice-President of BCE Inc. In this role, he oversees regulatory and competitive affairs as well as a broader agenda of public policy issues, with a particular focus on Bell Canada's operations. Mr. Hunter was previously a partner with Stikeman Elliott LLP. Mr. Hunter is a director of Aliant Inc. and certain of its subsidiaries.

André Imbeau Age 55 Beloeil, Quebec, Canada Director since 1976 Class A subordinate shares: 239,023 (*) Class B shares: 4,221,165 (*) Stock options: 670,000

Mr. Imbeau co-founded CGI in 1976 as Vice-President Finance. He is now Executive Vice-President and Chief Financial Officer and Treasurer of CGI. Mr. Imbeau's financial leadership and strong commitment to teamwork significantly contributed to CGI's track record of maintaining 28 years of consecutive revenue growth. Andre Imbeau is responsible for creating value for all stakeholders, managing key functions including finance, treasury, mergers and acquisitions, legal and corporate engagement assessment services. Mr. Imbeau is a director of Nexxlink Technologies Inc. He is also a director of Conseillers en informatique d'affaires CIA Inc. a subsidiary of CGI.

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David L. Johnston
Age 63
St. Clements, Ontario, Canada
Director since 1994
Chair of the Human Resources Committee
Class A subordinate shares: 74,120 (*)
Deferred Stock Units: 9,682 (+)
Stock options: 37,002

Mr. Johnston is President and Vice-Chancellor of the University of Waterloo following 15 years as Principal and Vice-Chancellor of McGill University. He has chaired numerous boards and organizations including the Board of Overseers of Harvard University and the Federal Government's Information Highway Advisory Council. He has authored many books including works on e-business, the information highway and corporate and securities law. Mr. Johnston is a Companion of the Order of Canada. Mr. Johnston is a director of Alcatel and Masco Corporation.

Eileen A. Mercier
Age 57
Toronto, Ontario, Canada
Director since 1996
Chair of the Audit and Risk Management Committee
Class A subordinate shares: 15,774 (*)
Deferred Stock Units: 4,556 (+)
Stock options: 26,318

Mrs. Mercier is a corporate director. Previously, she was President of Finvoy Management Inc., a management consulting firm, and before that was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Mrs. Mercier is a director of Hydro One Inc., ING Bank Canada,, Winpak Limited, Teekay Shipping Corp., Shermag Inc., Quebecor World Inc. and of non-profit organizations including York University and the University Health Network.

Michael J. Sabia (#) Age 51 Montreal, Quebec, Canada Director since 2003

Mr. Sabia is President and Chief Executive Officer of BCE Inc., as well as Chief Executive Officer of Bell Canada. Mr. Sabia has held the above executive positions since April 2002 and May 2002 respectively. Prior to October 1999, Mr. Sabia was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Mr. Sabia is a director of BCE Inc. and Bell Canada, Bell Globemedia Inc., Bell Mobility Holdings Inc., Bell ExpressVu Inc., and Telesat Canada.

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C. Wesley M. Scott (#) Age 57 Toronto, Ontario, Canada Director since 2001 Class A subordinate shares: 1,000 (*) Deferred Stock Units: 6,064 (+) Stock options: 30,125

Mr. Scott is a retired executive of the BCE Inc. group of companies, having held a number of positions, including Chief Corporate Officer of BCE Inc., Vice-Chairman of Bell Canada and Chief Financial Officer of Nortel Networks Corporation. He is a director of Legacy Hotels Real Estate Investment Trust, Sears Canada Inc., Adventis Corporation, Solectron Corporation and Aviva Canada Inc.

Gerald T. Squire
Age 66
West Vancouver, British Columbia, Canada
Director since 2003
Member of the Corporate Governance Committee
Class A subordinate shares: 10,000 (*)
Deferred Stock Units: 3,470 (+)
Stock options: 16,940

Mr. Squire retired from his position as President and CEO of The Co-operators Group in 2002, following 47 years in the insurance sector. Mr. Squire held a number of positions in professional organizations including as Chairman of the Insurance Institute of Canada and as a director of the Insurance Bureau of Canada and the International Cooperative and Mutual Insurance Federation. Mr. Squire is a director of Securican Insurance Company, Insurance Corporation of British Columbia, Sovereign General Insurance Company, Cooperators Development Corporation Ltd., Harlock Murray Ltd. and Hayhurst Elias Dudek Inc.

Robert Tessier
Age 59
Montreal, Quebec, Canada
Director since 2003
Member of the Corporate Governance Committee
Class A subordinate shares: 11,000 (*)
Deferred Stock Units: 3,470 (+)
Stock options: 16,940

Mr.  Tessier is President and Chief Executive Officer of Gaz Métro Limited Partnership and has held that position since 1997. Previously, he was President and Chief Executive Officer of Alstom Canada, a manufacturer of power and railway equipment. Mr. Tessier is a director of AXA Assurances Inc. and Investors Group Corporate Class Inc.

(*) Number of shares beneficially owned or controlled.
(+) For more information concerning deferred stock units (“DSUs”), please refer to the “Remuneration of Directors” section below.
(#) BCE Inc.‘s nominees are exempt from the share ownership guideline for directors. See “Share Ownership Guidelines for Directors” below.

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NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS OF CGI

Michael E. Roach Ajax, Ontario, Canada

Mr. Roach is President and Chief Operating Officer of CGI. Mr. Roach is also a member of CGI's management committee. He is responsible for CGI's world wide operations supporting the Company's growth strategies in CGI's targeted vertical business markets. Mr. Roach joined CGI in July 1998 as Executive Vice-President and General Manager, telecommunications information systems and services, after a 25-year career at Bell Canada where he held a number of leadership positions.

Joseph I. Saliba London, England

Mr.  Saliba is President – Business Process Services and President Europe and Asia Pacific Operations for CGI. Prior to joining CGI in 2001, he was President – Outsourcing and Software Solutions of Sabre Inc. At Sabre, where he spent 10 years, Mr. Saliba held several senior-level positions in the United States, Europe and internationally. In his role at Sabre, Mr. Saliba managed the outsourcing services and consulting practice for major airlines including American Airlines, Lufthansa and Air France.

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REPORT OF THE HUMAN RESOURCES COMMITTEE

CGI’s compensation policy is rooted in its fundamental belief that: “A company with an inspiring dream, unparalleled integrity, a caring, human philosophy and solid values is better able to attract and respond to the profound aspirations of remarkably high-calibre, competent people. These people in turn will seek out a select clientele, one aware of the Company’s values, and will deliver high-quality services at a competitive price, while respecting the Company’s profitability objectives.” The growth and profitability generated as a result will allow CGI to continue to do its best to offer its shareholders value for their investment.

This belief and our six core Company values drive CGI’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders. With a strong focus on share ownership and profit-sharing, CGI is ensuring that all members work together to realize a common vision: to be a world-class information technology and business process outsourcing leader.

CGI’s executive compensation policy is therefore based on the same guiding principles that apply to all members, but with an even stronger emphasis on closely aligning executives’ interests with those of all shareholders through incentive compensation. The policy is also firmly rooted in the principle that there can only be one measure for management’s performance. Consequently, the same principles and performance measures that are used to determine the compensation of the named executive officers are also applied to all management team members.

This report outlines the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The Human Resources Committee of the Board of Directors is responsible for the administration of CGI’s executive compensation policy, and makes recommendations to the Board of Directors for approval. The Committee is made up of Messrs. David L. Johnston, Chair of the Committee, William D. Anderson and Claude Chamberland, and met three times in fiscal 2004. Mr. Serge Godin participated in the Committee’s meetings as an ex officio non-voting member. Starting in 2005, Mr. Godin has decided that he will no longer sit as an ex officio member of the Committee.

Executive Compensation Policy

CGI’s executive compensation policy emphasizes incentive compensation linked to business success to ensure that executives’ interests are closely aligned with those of all shareholders. We measure business success on the basis of profit and growth as well as client and member satisfaction. To determine appropriate compensation levels, CGI executive positions are compared with similar positions within a reference group made up of companies leading their industry. These companies include information technology consulting firms and companies where the information technology line of business is of strategic importance, and are similar to CGI with regard to size, culture, management style and focus on high growth.

CGI uses two reference groups to determine compensation for executive positions. The Canadian reference group is composed of 26 Canadian-based companies. The North American reference group includes an additional 24 U.S.-based companies, for a total of 50 companies. The North American market is a critical component of CGI’s compensation policy. With more than 40% of revenues generated outside Canada, as well as constant international expansion, CGI must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives.

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CGI’s executive compensation is aligned with the median compensation offered at companies in the appropriate CGI reference group for performance that meets business goals. However, due to the compensation policy’s emphasis on incentive compensation, executive compensation can exceed the median for results that surpass business goals, and reflect the top quartile of the appropriate reference group for excellent results.

The Chairman of the Board and Chief Executive Officer from time to time exercises his discretion to recommend to the Human Resources Committee that incentive compensation otherwise payable in accordance with the Company’s policies be varied in the light of the results achieved in order to allocate payouts equitably, without increasing the aggregate amount available for distribution among the Company’s management team in accordance with the policy.

Executive Compensation Components

CGI’s total executive compensation is made up of five components: a base salary, a short-term incentive plan, a long-term incentive plan, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure executives have the strongest incentive to increase the profitability and growth of the Company, which in turn results in increased value for all shareholders under normal market conditions. CGI’s executives do not participate in any pension or retirement plans.

Component	Description	Reference Group	Alignment with Reference Group

Base salary	Competitive annual base salary reviewed every year by the Human Resources Committee, based on each executive's responsibilities, competencies and contribution to the Company's success. The Human Resources Committee submits all proposed salary increases to the Board of Directors for approval.	Canadian reference group; alignment with U.S. or European market when appropriate.	Aligned with median base salary offered in reference group, while allowing for compensation above the median to recognize an executive's exceptional and sustained contribution to the Company's success.

Short-term incentive plan	Annual cash bonus based on achievement of business goals (details are provided below).	North American reference group	Aligned with median short-term incentive plan offered in reference group.

Long-term incentive plan	Share option plan based on achievement of business goals (details are provided below).	North American reference group	Designed to align total compensation at the median of the reference group, while allowing for total compensation above the median to recognize an executive's exceptional performance.

Benefits	Group benefits and Share Purchase Plan.	Canadian reference group	Aligned with median benefits offered in reference group.

Perquisites	Company car, financial counselling and medical exams.	Canadian reference group	Aligned with median benefits offered in reference group.

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Short-Term Incentive Plan: Annual Cash Bonus

CGI executives participate in a short-term incentive plan that pays an annual cash bonus based on achievement of business goals, as approved at the beginning of the year by the Board of Directors on the recommendation of the Human Resources Committee (the “Short Term Incentive Plan”). This plan was designed to provide executives with an incentive to increase the profitability and growth of the Company, which in turn results in increased value for all shareholders.

Depending on the executive’s position, the target bonus varies between 60% and 80% of base salary. The target bonus is then multiplied by a performance factor that is directly linked to the achievement of business goals set out in the Company’s strategic plan. Bonus targets are reviewed periodically to ensure they remain aligned with the Company’s compensation policy and continue to be competitive within CGI’s North American reference group.

Performance Factor

The performance factor used to adjust each executive’s target bonus is based on two separate measures, profitability and growth, and reflects CGI’s commitment to both aspects of the business.

Achievement of profitability and growth goals increases the performance factor and results in a higher annual cash bonus, up to a maximum of two times the target bonus for exceptional results in both measures. However, if only one set of business goals is achieved, the resulting performance factor is zero and no annual cash bonus is paid.

CGI believes that this strict requirement provides a tangible incentive for executives to ensure both the Company’s profitability and long-term growth, while putting a stronger emphasis on profitability as per the Company’s strategic plan. The performance factor used to multiply the target bonus is determined as follows:

Profitability Factor	x	Growth Factor	=	Performance Factor

0 to 1.5		0 to 1.33		0 to 2.0

A profitability factor of 1.5 is used when profitability goals are exceeded.		A growth factor of 1.33 is used when growth goals are exceeded.		A performance factor of 2.0 is used when both profitability and growth are exceeded.

For partial achievement of profitability goals, a proportional profitability factor is used.		For partial achievement of growth goals, a proportional growth factor is used.		For partial achievement of combined goals, a proportional performance factor is used.

A profitability factor of 0 is used when minimum profitability goals are not met.		A growth factor of 0 is used when minimum growth goals are not met.		A performance factor of 0 is used when one or both sets of minimum goals are not met; no annual cash bonus is paid.

The profitability measure is linked to Company profitability based on earnings before amortization of goodwill and income taxes, and the growth measure is based on revenues for the year. The Human Resources Committee can waive minimum profitability requirements when exceptional strategic achievements that could increase the long-term value of the Company are realized during the year. The Committee did not waive minimum profitability requirements in fiscal 2004.

CGI GROUP INC. - 21

Long-Term Incentive Plan: Share Option Plan

CGI executives participate in the Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates (the “Share Option Plan”). Like the Short-Term Incentive Plan, the Share Option Plan was designed to ensure that executives’ interests are closely aligned with those of all shareholders.

As of December 9, 2004, a maximum of 37,685,474 Class A subordinate shares may be issued under the Share Option Plan. The Share Option Plan was first adopted prior to the initial public offering of the Company’s Class A subordinate shares, and is administered by the Human Resources Committee of the Board of Directors.

Under the Share Option Plan, the Human Resources Committee may grant to executives (and other eligible participants) options to purchase Class A subordinate shares. The exercise price of the options granted is determined by the Human Resources Committee and cannot be lower than the closing price for Class A subordinate shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. The Human Resources Committee also determines the applicable exercise period and vesting rules.

Once stock options are vested, executives must exercise their options within the applicable exercise period, which cannot exceed ten years from the date of grant. Stock options that are not exercised within the exercise period are forfeited. Stock options are also forfeited when the option holder is no longer eligible for option grants under the Share Option Plan. See “Separation Policy for Named Executive Officers” below for a description of option holders’ rights upon resignation, termination or death.

Employees, officers, directors and consultants may receive options under the Share Option Plan. The consultants who may receive options under the Share Option Plan are limited to the members of CGI’s International Advisory Council, an advisory body of influential business executives who meet periodically with the Company’s senior management team to discuss and provide advice on strategic issues related to CGI’s penetration of key selected international geographies.

Options that have been granted under the Share Option Plan cease to be exercisable when the period of time during which options may be exercised expires, or when the option holder no longer holds a position that is eligible for grants of options under the plan. Upon resignation, termination or death, options that have not vested are forfeited, and vested options must be exercised during a period that is 90 days in the case of resignation or termination or 180 days if the option holder dies. The Committee has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any option is 10 years from the time it is granted.

IMRglobal Corp. Share Option Plans

Following the acquisition of IMRglobal Corp. (“IMR”) in July 2001, CGI continued the stock option plans of IMR. The plans in question are the Directors’ Stock Option Plan (the “IMR Directors’ Plan”), the First Amended and Restated Stock Incentive Plan (the “IMR Incentive Plan”) and the 1999 Employee Stock Incentive Plan (the “IMR 1999 Incentive Plan”) (referred to together as the “IMR Option Plans”). As a result of the acquisition of IMR, all outstanding options to purchase shares of IMR became options to acquire Class A subordinate shares of the Company. Although each IMR option issued prior to the IMR acquisition remains subject to the terms of the IMR Option Plan under which it was issued, no new options have been or will be granted under the IMR Option Plans.

CGI GROUP INC. - 22

The IMR Directors’ Plan was available to non-employee directors of IMR or of any of its subsidiaries. Options subject to the terms of the IMR Directors’ Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Such options were exercisable until December 31, 2001. However, a contractual arrangement extended the exercise period for two option holders. In the case of Mr. Philip Shipperlee the option exercise period was extended until October 26, 2004, and in the case of Mr. Vincent Addonisio the option exercise period was extended until May 3, 2005. As of December 9, 2004, 143,769 Class A subordinate shares remained authorized for issuance under the IMR Directors’ Plan.

The IMR Incentive Plan was available to employees of IMR or any one of its subsidiaries as well as to non employee directors of IMR, consultants or other persons who rendered valuable services to IMR or any one of its subsidiaries. Options subject to the IMR Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Options issued under the IMR Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death. As of December 9, 2004, 3,745,467 Class A subordinate shares remained authorized for issuance under the IMR Incentive Plan.

The IMR 1999 Incentive Plan was available to employees of IMR or any of its subsidiaries. Executive officers and directors of IMR were not permitted to participate in the plan. Options subject to the terms of the IMR 1999 Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Options issued under the IMR 1999 Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death. As of December 9, 2004, 3,010,669 Class A subordinate shares remained authorized for issuance under the IMR 1999 Incentive Plan.

In addition to the foregoing, options granted under the IMR Incentive Plan and the IMR 1999 Incentive Plan vested and became fully exercisable if the option holder’s employment was terminated without cause within 12 months after the acquisition of IMR by CGI.

The Named Executive Officers do not hold any options under the terms of the IMR Option Plans.

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Equity Compensation Plan Information as of September 30, 2004

Plan Category	Number of Class A subordinate shares to be issued upon the exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Class A subordinate shares remaining available for future issuance[1] under equity compensation plans (excluding shares issuable under outstanding options)

Equity compensation plans approved by securityholders	Nil	Nil	Nil

Equity compensation plans not approved by securityholders	25,537,300	$9.2126	$11,484,139

Total	25,537,300	$9.2126	$11,484,139

1.	Future issuances are limited to those that are permitted under the CGI Share Option Plan. No further options will be issued under the IMR Option Plans.

Stock Options Granted in Fiscal 2004

717,000 stock options were granted to the five Named Executive Officers during fiscal 2004. All these options were granted for a term of 10 years. The details of these grants are shown in the table “Options granted during the last fiscal year” which appears below.

Vesting of options granted for the year ended September 30, 2004

Vesting of half of the options granted in fiscal 2004 was tied to the profitability and growth in revenues of the Company for the fiscal year ended September 30, 2004. The Company must have met minimum levels of profitability and growth for these options to vest.

The vesting of the other half of these options was based on the Company’s performance in terms of market capitalization/revenue ratio versus a peer group composed of 12 companies.

CGI ranked in the top five of the 12 peers for the fiscal year ended September 30, 2004 and its performance in terms of profitability and growth for the year was such that 100% of the options granted in fiscal 2004 have vested.

The Human Resources Committee can waive minimum profitability requirements when exceptional strategic achievements are realized during the year that could increase the long-term value of the Company. The Committee did not waive profitability requirements in fiscal 2004.

Share Option Plan Review

In fiscal 2004 CGI analyzed its Share Option Plan and other long-term incentive plans offered in the market to determine whether another type of incentive plan should be offered to CGI executives. This review confirmed that the Share Option Plan is the most appropriate incentive plan to promote sustained value for all shareholders, and accurately reflects CGI’s culture and values. CGI therefore decided to maintain its Share Option Plan despite new accounting rules that result in additional costs for the Company. In addition, CGI chose to further align executives’ and shareholders’ interests with the introduction of more restrictive vesting rules, as described below. In addition, despite the Company’s significant growth in fiscal 2004, a decision was made to reduce the level of stock options grants from approximately 6.8 million shares to approximately 5 million shares.

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Vesting of Options Granted in Fiscal 2005

Starting in fiscal 2005, vesting under the CGI Share Option Plan, i.e., the right to exercise the granted options, will exclusively depend on achievement of profitability and growth goals and the overall performance of the Company’s stock. While current vesting rules are also related to profitability and growth goals and Company performance, they also allow for automatic vesting after a certain number of years.

CGI believes that the new more restrictive vesting rules strongly demonstrate CGI’s commitment to creating value for all shareholders and making executives accountable for the Company’s success. The new vesting rules are as follows:

50% of Stock Options Linked to Profitability & Growth	50% of Stock Options Linked to Overall Company Performance

Full vesting after one year if profitability and growth goals for the year are reached or exceeded.	Full vesting after one year if CGI ranks in top 5 of comparator group, made up of 11 direct competitors, based on the market capitalization/revenue ratio.

Partial vesting after one year if profitability and growth goals for the year are partially met; options that are not vested are forfeited.	Partial vesting after one year if CGI ranks 6th, 7th, or 8th within the comparator group; options that are not vested are forfeited.

No vesting if profitability and growth goals for the year are not met; all options are forfeited.	No vesting if CGI ranks lower than 8th within the comparator group; all options are forfeited.

The Human Resources Committee can waive minimum profitability requirements when exceptional strategic achievements that could increase the long-term value of the Company are realized during the year.

Compensation of the Chairman of the Board and Chief Executive Officer

Mr. Serge Godin’s compensation is determined according to the same executive compensation policy that applies to all executives. As described above, this compensation policy emphasizes incentive compensation linked to business success to promote the creation of shareholder value.

Mr. Godin’s base salary of $676,300 reflects the median base salary offered in the Canadian reference group, as well as his responsibilities, competencies and contribution to CGI’s success.

Based on the Short-Term Incentive Plan criteria, Mr. Godin earned a cash bonus of $350,000 in fiscal 2004. This bonus reflects the performance of CGI with regard to profitability and growth goals.

Mr. Godin received 277,000 options under the Share Option Plan, as described in the table below under the heading “Options granted during the last fiscal year”. Vesting of these options is linked to achievement of growth and profitability goals and overall Company performance.

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Separation Policy for Named Executive Officers

The Company adopted a separation policy for its named executive officers to ensure that they receive appropriate and equitable treatment should their employment be terminated by the Company. The separation policy provides for compensatory payments to the named executive officers in case of termination without cause by the Company or their resignation following significant reductions in their responsibilities and/or compensation.

Severance Payment and Benefits
The separation policy provides for a severance payment equal to two times the sum of the base salary and cash bonus under the Short-Term Incentive Plan (the bonus amount is defined as the average bonus paid in the last three years before termination, to a maximum of the target bonus for the current year). Medical, dental and life insurance benefits continue for a period of 24 months following the termination date. However, disability benefits end on the termination date. Eligibility for other fringe benefit plans and specific benefits is subject to the detailed provisions of the separation policy.

Cash Bonus
The cash bonus earned by a named executive officer for the year under the Short-Term Incentive Plan is payable following the termination and is pro-rated in proportion to the length of time during the fiscal year that the named executive officer remained in the Company’s employment. The pro-rated bonus is payable after the end of the fiscal year in question.

Share OptionsShare options that are not vested on the termination date are forfeited, unless otherwise decided by the Human Resources Committee. Vested share options that have not been exercised on the termination date must be exercised within 90 days of the termination date unless otherwise decided by the Human Resources Committee, but cannot, in any event, be exercised beyond the normal 10-year exercise period.

Outplacement Services The Company will pay outplacement services fees for re-employment assistance, up to a maximum of 10% of the senior officer’s base salary.

Compensation of Named Executive Officers

The summary compensation table that follows shows detailed information on total compensation for the Chairman of the Board and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the three other most highly paid executive officers for services rendered during the fiscal years ended September 30, 2004, 2003 and 2002.

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Summary compensation table

Name and Principal Position as at September 30, 2004		Annual Compensation			Long-Term Compensation		All Other Compensation

		Salary (&)	Bonus ($)	Other Annual Compensation	Number of Securities Under Options Granted (e)	Long-Term Incentive Plans Payout ($)	($)

Serge Godin	2004	676,300	350,000	-(b)	277,000	--	23,520(a)
Chairman of the	2003	647,803	447,378	-(b)	170,000	--	22,413(a)
Board and Chief Executive Officer	2002	524,520	200,000	199,154	--	--	18,240(a)

André Imbeau	2004	458,207	220,000	-(b)	120,000	--	15,933(a)
Executive Vice-President	2003	439,654	242,272	-(b)	90,000	--	15,360(a)
and Chief Financial Officer	2002	423,991	170,000	-(b)	--	--	14,595(a)

Michael Roach	2004	510,404	262,525	-(b)	150,000	--	17,662(a)
President and Chief	2003	474,423	261,544	-(b)	170,000	--	16,524(a)
Operation Officer	2002	448,750	243,613	-(b)	30,000	--	15,400(a)

Paule Dore	2004	376,162	140,800	-(b)	100,000	--	13,085(a)
Executive Vice-President	2003	361,723	149,493	-(b)	50,000	--	12,638(a)
and Chief Corporate Officer	2002	349,212	120,250	-(b)	--	--	12,029(a)

Joseph I. Saliba	2004	400,000(d)	140,000(d)	183,239(c)(d)	70,000	--	14,000(a)(d)
President, Business	2003	400,000(d)	103,919(d)	205,595(c)(d)	50,000	--	13,462(a)(d)
Process Services and President Europe and Asia Pacific Operations	2002	400,539(d)	200,000(d)	186,539(c)(d)	10,000	--	14,745(a)(d)

(a)	This amount represents the Company’s contribution in the name of the executive toward the Stock Purchase Plan that is a benefit available to all of the Company’s employees. Officers may contribute up to 3.5% of their base salary, which is fully matched by the Company. Contributions are used to purchase CGI Class A subordinate shares.
(b)	As the value of perquisites and other personal benefits is less than $50,000 and 10% of the aggregate salary and bonus for the particular fiscal year, its disclosure is not required under current disclosure rules.
(c)	This amount includes US$153,027, US$153,027 and US$151,562 for 2004, 2003 and 2002 respectively representing the amount of additional subsistence expenses.
(d)	These amounts are in US dollars.
(e)	The number of options excludes options covered by grants with an effective date in the subsequent fiscal year.

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Stock Options

Options granted during the last fiscal year

The following table shows the options granted during fiscal 2004 to the Named Executive Officers.

Name	Securities under options granted(a)(b)	% of Total options granted to employees during the fiscal year	Exercise price ($/share)	Market value of securities underlying options at the date of grant ($/share)	Expiration date

Serge Godin	277,000	3.42%	$7.81	$7.81	October 1, 2013
Andre Imbeau	120,000	1.48%	$7.81	$7.81	October 1, 2013
Michael Roach	150,000	1.85%	$7.81	$7.81	October 1, 2013
Paule Doré	100,000	1.24%	$7.81	$7.81	October 1, 2013
Joseph I. Saliba	70,000	0.86%	$7.81	$7.81	October 1, 2013

(a)	The number of options excludes options covered by grants with an effective date in the subsequent fiscal year.
(b)	The vesting rules for these options is described above under the heading “Vesting of options granted for the year ended September 30, 2004".

Options exercised during the last fiscal year and financial year-end option values

The following table shows the number of shares covered by the options granted to Named Executive Officers exercised during the fiscal year ended on September 30, 2004, if any, and the aggregate value realized at the time of exercise.

The table also shows the total number of shares covered by unexercised options, if any, held as of September 30, 2004, and the value of unexercised in-the-money options at year-end.

			Unexercised options at year-end(4) (#)		Value of unexercised in-the-money options at year-end(a)(b) ($)

Name	Number of Securities acquired on exercise	Aggregate value realized ($)	Exercisable	Non- exercisable	Exercisable	Non- exercisable

Serge Godin	--	--	603,368	348,633	$376,933	$230,698
André Imbeau	--	--	341,356	153,645	$217,233	$103,748
Michael Roach	--	--	415,151	185,850	$409,153	$124,448
Paule Doré	--	--	204,243	120,757	$128,543	$80,638
Joseph I. Saliba	125,000	186,800	145,000	95,000	$2,000	$109,550

(a)	Number of securities takes into account 2 for 1 stock splits effective May 21, 1998 and January 7, 2000.
(b)	Based on the closing price on the Toronto Stock Exchange of Class A subordinate shares as of September 30, 2004, namely $8.50.

CGI GROUP INC. - 28

Compensation of Directors

Board and Standing Committee Fees

Messrs. Serge Godin, André Imbeau and Jean Brassard and Mrs. Paule Doré who are executives of the Company are not compensated for their roles as directors of the Company. Messrs. Michael J. Sabia and William D. Anderson who are nominees and employees of BCE Inc. on the Company’s Board of Directors waive all compensation, including Deferred Stock Units and stock options, in respect of their service as directors in accordance with the policies of BCE Inc. The Company paid to BCE Inc. the cash compensation that Messrs. Anderson and Sabia would othewise have earned in their roles as directors of CGI.

For the year ended September 30, 2004, all other members of the Board of Directors received an annual retainer fee of $15,000. An additional compensation of $2,000 per year was paid to members of a Standing Committee of the Board of Directors with a further additional amount of $3,000 for the Chair of each Standing Committee. Attendance fees of $1,500 per Board or Standing Committee meeting were paid, except for members of the Audit and Risk Management Committee who received $2,500 per meeting attended.

On September 20, 2004, the Human Resources Committee reviewed the compensation policy for directors in the light of the increasing burden of work and responsibility imposed on directors as a result of the changes in corporate governance requirements adopted in Canada and the United States in the recent past. Based on the same reference group used to determine the compensation of the Company’s senior executive officers, the Human Resources Committee determined that the retainer component of Board compensation was substantially below the market median of $35,000. Following the review, the Board of Directors approved the recommendation of the Human Resources Committee to increase the compensation of directors for the Company’s 2005 fiscal year as follows:

Component	2004	2005

Board retainer	$15,000	$25,000

Committee annual retainer

Members including Committee Chairs (all Committees)	$2,000	$2,000 (no change)

Additional fee for Committee Chairs (all Committees)	$3,000	$5,000

Per-meeting fees

Board	$1,500	$1,500 (no change)

Audit and Risk Management Committee	$2,500	$2,500 (no change)

Human Resources Committee	$1,500	$2,500

Corporate Governance Committee	$1,500	$2,500

For the year ended September 30, 2004, a total cash compensation of $293,700 was paid to the directors.

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Stock Options and Deferred Stock Units Granted to Directors

Members who join the Board of Directors for the first time are entitled to a grant of 2,000 stock options on the date of their election or appointment. In addition, members of the Board of Directors receive annually a grant of 4,000 options. Options are granted to directors under the CGI Share Option Plan.

Members of the Board of Directors may choose to receive part or all of their retainer fees in Deferred Stock Units (“DSUs”). The number of DSUs granted to a member is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of CGI’s Class A subordinate shares on the Toronto Stock Exchange on the day immediately preceding the payment date. Once granted, the value at any time of the DSUs credited to a director’s DSU account is determined based on the market price of CGI’s Class A subordinate shares.

The value of DSUs is payable only upon the member’s departure from the Board of Directors. The amount paid corresponds to the number of DSUs accumulated by the member multiplied by the average closing price of CGI’s Class A subordinate shares during the 30 business days immediately preceding the member’s departure date. The amount is paid in cash, subject to applicable withholding taxes.

For each DSU purchased with retainer fees, the director receives two stock options under the CGI Share Option Plan. Each option is issued with a 10-year exercise period. The exercise price is equal to the closing price of CGI’s Class A subordinate shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant. The members of the Board of Directors have 30 days following their election or reelection as directors to notify the Company’s Secretary of the portion of the retainer they wish to receive in DSUs for the ensuing year.

The options granted at the time of a Director’s election or appointment as well as those granted upon the crediting of DSUs vest immediately at the time of the grant.

The vesting of the 4,000 options granted to the members of the Board of Directors during the year ended September 30, 2004 was based on CGI’s performance versus a peer group composed of 12 companies. The performance measure was the ratio of market capitalization over revenues. CGI ranked in the top five for the year ended September 30, 2004, and as a result 100% of the options have vested.

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Vesting of Options Granted to Directors for fiscal 2005

In keeping with its decision to provide for the vesting of stock options granted to senior executives on the basis of CGI’s performance, on September 20, 2004 the Human Resources Committee determined that the vesting of the 4,000 options granted to directors for fiscal 2005 is tied to the Company’s performance versus a peer group composed of 11 companies. The performance measure is the ratio of market capitalization over revenues. The performance targets set by the Human Resources Committee are as follows:

100% of Share Options Linked to Overall Company Performance

Full vesting after one year if CGI ranks in top 5 of reference group, made up of 11 direct competitors, based on the market capitalization/revenue ratio.

Partial vesting after one year if CGI ranks 6th, 7th, or 8th within the reference group; options that are not vested are forfeited.

No vesting if CGI ranks lower than 8th within the reference group; all options are forfeited.

Indebtedness of Directors and Named Executive Officers

As of December 9, 2004, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

CGI Management Stock Incentive Plan

Certain members of CGI’s management participated in the past in CGI’s Management Stock Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan was to provide key managers with an opportunity to share in the creation of long-term value and to promote shareholding among members of management. Incentive Plan participants had the opportunity to purchase a specific number of CGI Class A subordinate shares on the market at the beginning of the Company’s three-year planning cycle. The purchase was financed through a loan contracted by the participant with a financial institution for which the purchased shares serve as collateral. The only support that the Company provides in relation to the loan is to pay the interest on the loan, which in the aggregate for all Incentive Plan participants for the year ended September 30, 2004 was $314,793.

Each Incentive Plan participant was eligible to receive a performance bonus based on the Company’s achievement of the objectives set forth in the Company’s related three-year plan as approved by the Human Resources Committee. The target bonus under the Incentive Plan was equal to the amount of the loan. No bonuses were paid under the Incentive Plan for the three-year planning cycle ended September 30, 2002 because the Company did not attain the objectives that had been set. The Company intends to manage the retirement of the Incentive Plan in a way that balances the interests of the participants with that of the Company and all its shareholders. The Incentive Plan is not currently in effect for the Company’s three-year planning cycle ending September 30, 2005.

The table below shows the aggregate indebtedness of all Incentive Plan participants.

Aggregate Indebtedness of Incentive Plan Participants as of November 30, 2004[1]

Purpose	To the Company and its Subsidiaries	To Another Entity[2]

Purchase of shares under the Incentive Plan	Nil	$5,509,743

Other	Nil	Nil

1.	Incentive Plan totals 71 participants.
2.	Owed by Incentive Plan participants to a Canadian chartered bank. The aggregate cost to the Company for the year ended September 30, 2004 was $314,793

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PERFORMANCE GRAPH

The following graph compares the annual variations in the total cumulative return on CGI’s Class A subordinate shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes, for the past five financial years of the Company.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee of the Board of Directors has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to Board and Standing Committee composition. The Corporate Governance Committee also administers the self-assessment process for the Board, its Standing Committees and individual directors.

The Corporate Governance Committee is composed of Messrs. Claude Boivin, Chairman of the Committee and independent Lead Director, William D. Anderson, Gerald T. Squire and Robert Tessier. The Committee met twice during fiscal 2004.

As mentioned in the letter to shareholders that accompanies this Management Proxy Circular, adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business.

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Corporate Governance Practices

CGI’s corporate governance practices are fully set out in this Management Proxy Circular as follows: (i) in the Letter to Shareholders above, (ii) in this report of the Corporate Governance Committee, and (iii) in the disclosure in relation to the Toronto Stock Exchange’s (“TSX”) Guidelines for Effective Corporate Governance (the “TSX Guidelines”) and the New York Stock Exchange (“NYSE”) corporate governance rules that appear in Appendix A below.

The TSX Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards of directors and their committees, and the relationship between the board of directors, management and the company’s shareholders. The charters of CGI’s Board of Directors and its Standing Committees, as well as CGI’s Code of Ethics and Business Conduct, Executive Code of Conduct and Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders provide in-depth, detailed and very specific information in relation to CGI’s governance practices and are posted on CGI’s web site at www.cgi.com.

Structure of Board of Directors Standing Committees and Committee Membership

The Corporate Governance Committee reviews the structure and composition of the Board of Directors and its Standing Committees annually to ensure that they continue to serve the Company’s interests. The following table sets out the structure, responsibilities and membership of each of the Company’s Standing Committees:

COMMITTEE	MEMBERSHIP

Audit and Risk Management Committee

Composed entirely of independent outside directors, the Audit and Risk Management Committee is mandated by the Board of Directors to review with the auditors the scope of the audit review; review with the auditors and management the effectiveness of the Company's accounting policies and practices, the Company's internal control procedures, programs and policies and the adequacy and effectiveness of the Company's internal controls over the accounting and financial reporting systems within the Company; review related party transactions; and review and recommend to the Board of Directors the approval of the Company's interim and audited annual financial statements and all public disclosure documents containing audited or unaudited financial information.	Eileen A. Mercier (Chair) Claude Boivin Robert Chevrier

Corporate Governance Committee

Composed of a majority of outside independent directors, the Corporate Governance Committee is responsible for developing the Company's approach to Board governance issues and the Company's response to corporate governance guidelines; reviewing the composition and contribution of the Board of Directors and its members and recommending Board nominees; overseeing the orientation program for new directors; and helping to maintain an effective working relationship between the Board of Directors and management.	Claude Boivin (Chair) Gerald T. Squire Robert Tessier William D. Anderson

Human Resources Committee[1]

Composed of a majority of outside independent directors, the Human Resources Committee is responsible for reviewing and making recommendations to the Board of Directors for the appointment of senior executives of the Company and for determining terms of employment of senior executives. It also performs functions such as reviewing and making recommendations to the Board in relation to succession planning and the compensation of directors and senior executive officers, as well as such other matters that the Committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors of the Company from time to time.	David L. Johnston (Chair) William D. Anderson Claude Chamberland

1	Mr. Godin was an ex officio member. In that capacity he attended the meetings but did not vote. For 2005 and going forward, Mr. Godin has decided that he will no longer sit as an ex officio member.

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Criteria for Tenure on the CGI Board of Directors

The Corporate Governance Committee undertook a review in June 2004 of the criteria for the tenure of directors on the Company’s Board of Directors. The Board of Directors approved the recommendations of the Committee in relation to the following matters:

Attendance at Board and Standing Committee Meetings
The Committee monitors director attendance and, in addition to considering attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of Shareholders, the Committee discloses the attendance record for all directors in the Management Proxy Circular. The overall attendance rate for CGI’s Board of Directors for fiscal 2004, including special meetings, is 93% for the Board of Directors, 96% for the Audit and Risk Management Committee and 100% for each of the Human Resources Committee and Corporate Governance Committee. Detailed meeting and attendance information is provided in the following table.

Board and Standing Committee Meetings and Attendance Year ended September 30, 2004

	Board	Audit and Risk Management Committee	Human Resources Committee	Corporate Governance Committee
Meetings Held

Number and type of Meetings	8 Total 5 Regular 3 Special	8 Total 6 Regular 2 Special	3 Total 3 Regular	2 Total 2 Regular
Director Attendance

William D. Anderson	7/8	-	3/3	2/2
Claude Boivin	8/8	8/8	-	Chair 2/2
Jean Brassard	8/8	-	-	-
Claude Chamberland	8/8	-	3/3	-
Robert Chevrier	8/8	7/8	-	-
Paule Doré	8/8	-	-	-
Serge Godin	Chair 8/8	-	3/31	-
André Imbeau	8/8	-	-	-
David L. Johnston	7/8	-	Chair 3/3	-
Eileen A. Mercier	8/8	Chair 8/8	-	-
Michael J. Sabia	5/8	-	-	-
C. Wesley M. Scott	7/8	-	-	-
Gerald T. Squire	8/8	-	-	2/2
Robert Tessier	7/8	-	-	2/2

1	Mr. Godin was an ex officio member. In that capacity he attended the meetings but did not vote. For 2005 and going forward, Mr. Godin has decided that he will no longer sit as an ex officio member.

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Share Ownership Guidelines for Directors
A share ownership guideline was adopted for directors. CGI’s directors are now required to hold at least 10,000 Class A subordinate shares or Deferred Stock Units within three years of their election to the Board. Based on the market price for the Company’s shares on December 9, 2004, and the retainer fees for directors in effect on October 1, 2004, the requirement is equivalent to directors holding more than three times their annual Board retainer in Class A subordinate shares. With the exception of BCE Inc.‘s nominees, all directors meet or exceed the guideline.

The Board endorsed the recommendation of the Corporate Governance Committee to exempt from the share ownership guideline the directors who sit on the Company’s Board of Directors as nominees of BCE Inc. pursuant to the BCE/CGI Agreement relating to BCE Inc.‘s representation rights and certain other matters (see the heading “Agreements with BCE Inc.” below). The exemption recognizes that the share ownership requirement is not necessary to align their interests since they sit on the Board as representatives of a significant shareholder.

Availability and Workload
The Board of Directors endorsed the Corporate Governance Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which unrelated directors may sit on the basis that the contributions of each director to the work of the Board of Directors forms part of the Board of Directors self-assessment process and that arbitrary limits might not serve the interests of the Company.

Conflicts of Interest
A process is in place for directors to acknowledge formally CGI’s Code of Ethics and Business Conduct in the same way as officers and employees, and all the directors have done so. Directors have also declared their interests in all other companies where they serve as directors or officers. The Board endorsed the Corporate Governance Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Expertise and Experience
The directors’ experience and subject matter expertise is examined by the Corporate Governance Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and Standing Committee self-evaluation process. Expertise in at least one of the industry vertical markets in which the Company operates, operational expertise and literacy, and financial literacy make up the key criteria that are used to review and determine the composition of CGI’s Board and against which the contributions of the Board and directors are assessed annually. The Board’s objective in relation to its composition is to ensure that the Board has expert representation for each of the Company’s targeted vertical markets.

Retirement Age and Director Term Limits
The Board of Directors endorsed the Corporate Governance Committee’s recommendation not to adopt a formal retirement age or term limits for directors. Individual directors’ contributions to the Board of Directors are carefully evaluated annually by the Corporate Governance Committee when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and Standing Committee self-assessment process. The Corporate Governance Committee and the Board of Directors are of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable resources.

CGI GROUP INC. - 35

Decisions Requiring the Consent of CGI’s Shareholders

In the normal course of operations certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and Standing Committees, CGI’s corporate governance principles and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Chairman of the Board and Chief Executive Officer and Executive Vice-President and Chief Financial Officer, are members of the Board of Directors of CGI and, as of December 9, 2004, beneficially own or control, directly or indirectly, shares of CGI representing respectively 37.78% and 5.67% of the votes attached to all of CGI’s outstanding voting shares.

Agreements with BCE Inc.

On July 24, 2003, BCE Inc. and the Company announced that they had signed a new agreement (the “BCE/CGI Agreement”) with respect to BCE Inc.‘s ownership in the Company and had terminated their prior agreement entered into in 1998. The following is only a summary of certain material terms contained in the BCE/CGI Agreement.

BCE Inc. has representation on the Company’s Board of Directors as follows:

•	one nominee, so long as the outsourcing services agreement between, among others, Bell Canada and the Company is in effect in accordance with its terms;

•	two nominees, so long as such outsourcing services agreement remains in effect in accordance with its terms and BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate at least a 10% equity position in the Company; or

•	that number of nominees equal to 25% of the total number of directors on the Company's Board of Directors, so long as BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate at least a 20% equity position in the Company. BCE Inc. is also entitled to (i) one nominee on the Human Resources Committee of the Company’s Board of Directors so long as BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate at least a 10% equity position in the Company, or (ii) one nominee on the Human Resources Committee and one nominee on the Corporate Governance Committee of the Company’s Board of Directors, so long as BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate at least a 20% equity position in the Company.

Pursuant to the BCE/CGI Agreement, so long as BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate at least a 20% equity position in the Company, the following actions are subject to the prior consent of BCE Inc.:

•	any arrangement, amalgamation or merger of the Company with any other person, except for amalgamations of the Company with any of its wholly-owned subsidiaries or with other public corporations, the market capitalization of which is less than 15% of the market capitalization of the Company.

•	the making by the Company or any of its consolidated subsidiaries of any acquisition or disposition of assets or securities in an amount in excess of 15% of the market capitalization of the Company.

•	any transaction or operation involving the Company or any of its consolidated subsidiaries as a result of which certain specified financial ratios related to indebtedness would not be met.

•	the appointment, from time to time, of a chief executive officer of the Company other than Serge Godin.

CGI GROUP INC. - 36

•	amendments or proposals to amend the articles or by-laws of the Company, but only if such amendment affects any class of equity shares then held by BCE Inc. or any of its wholly-owned subsidiaries.

•	the acquisition of, or agreement to acquire (by amalgamation, merger, take-over bid, plan of arrangement, reorganization, recapitalization, liquidation or winding-up of, reverse take-over bid or other business combination or similar transaction involving, the Company or any of its consolidated subsidiaries), any person or business primarily engaged in an activity other than Information Systems and Information Technology Services (as such services are defined in the BCE/CGI Agreement).

•	the launching of any lines of business or any other material change in the Company's corporate strategy not forming part of Information Systems and Information Technology Services.

•	the adoption of any annual business plan or budget or the making of any amendment thereto showing a pre-tax margin of less than 6%.

•	any material alliance or joint venture that BCE Inc. concludes, acting reasonably, is or would likely be inconsistent in a significant respect with the commercial interests of the BCE Inc. group of companies.

Notwithstanding the right of BCE Inc. ultimately to withhold its consent to any of the foregoing proposed actions, BCE Inc. recognized in the BCE/CGI Agreement that CGI is subject to corporate governance principles and processes established by internal policy and by law and regulation, and that in considering any such proposed actions, the CGI Board of Directors, or its Standing Committees, are in no way restricted or limited in perfoming their functions in accordance with their customary practices and processes or in the discharge of their fiduciary obligations to act in the best interests of CGI and all of its shareholders.

BCE Inc. has pre-emptive rights to acquire Class A subordinate shares and other equity securities of the Company (other than Class B shares) to enable it to maintain its equity position in the Company in the event of the issue by the Company of any equity shares or securities convertible into equity shares. Such pre-emptive rights remain in effect so long as BCE Inc. and any of its wholly-owned subsidiaries hold in the aggregate at least a 20% equity position in the Company and the outsourcing agreement with Bell Canada is in effect in accordance with its terms.

BCE Inc. has registration rights with respect to the shares of the Company held by it or its wholly owned subsidiaries pursuant to the terms of the Registration Rights Agreement entered into between BCE Inc., Bell Canada and the Company in 1998.

So long as BCE Inc., Bell Canada and any of their respective wholly-owned subsidiaries hold at least a 20% equity position in the Company and the outsourcing agreement with Bell Canada is in effect, Messrs. Serge Godin, André Imbeau and Jean Brassard, and their holding companies, have also undertaken not to sell or transfer, or enter into a monetization transaction with respect to, any of the Class B shares held by them to any person other than (i) between or among themselves or any of their affiliates and/or senior executives of the Company, or (ii) pursuant to a take-over bid made to all holders of Class B shares and Class A subordinate shares at the same time, at the same price and on the same conditions. They also have agreed that, prior to any other sale or transfer of their Class B shares, they will convert such Class B shares into Class A subordinate shares.

As intervening parties to the BCE/CGI Agreement, each of Messrs. Serge Godin, André Imbeau and Jean Brassard, together, as the case may be, with certain companies owned or controlled by them, have undertaken to exercise the voting rights attached to all voting shares of CGI owned or controlled by them in favour of the election as a director of CGI of such nominee or nominees (and of the appointment of such nominee or nominees to such Standing Committees of the Board of Directors of CGI) as BCE Inc. is entitled to pursuant to the BCE/CGI Agreement.

CGI GROUP INC. - 37

Finally, under the BCE/CGI Agreement, BCE Inc. has undertaken that the voting rights attached to the shares of CGI held by it and its wholly-owned subsidiaries will be exercised in favour of the election as a director of CGI of each of Messrs. Serge Godin, André Imbeau and Jean Brassard to the extent that each of them is (i) proposed as a candidate for election as a director by the Board of Directors of CGI; (ii) still, at the time of the vote, a senior executive or officer of CGI; and (iii) able, under applicable law, to act as a director.

The BCE/CGI Agreement will terminate on the later of the following two dates: (a) the date on which the outsourcing agreement with Bell Canada is no longer in effect; and (b) the date on which BCE Inc. and any of its wholly-owned subsidiaries hold less than 10% in the aggregate of the outstanding voting or participating shares of CGI.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Board of Directors is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission rules and Multi-Lateral Instrument 52-110 adopted by the Canadian Securities Administrators which took effect on March 30, 2004.

The Audit and Risk Management Committee is composed of Mrs. Eileen Mercier, Chair of the Committee, and Messrs. Claude Boivin and Robert Chevrier. The Committee met eight times during fiscal 2004, including two special meetings.

The responsibilities of the Audit and Risk Management Committee include:

(a)	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

(b)	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

(c)	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

(d)	recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement and pursuing ongoing discussions with them;

(e)	reviewing all related party transactions in accordance with the rules of the New York Stock Exchange and other applicable laws and regulations;

(f)	reviewing the audit procedures; and

(g)	such other responsibilities that are usually attributed to audit committees or as directed by the Board of Directors.

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External Auditors’ Independence

The Audit and Risk Management Committee is required to assert the independence of CGI’s external auditors. To this end, the Audit and Risk Management Committee entertains discussions with the external auditors on applicable criteria and obtains yearly confirmations from them as to their independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditors, the Audit and Risk Management Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy.

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning, (i) research and interpretation related to taxation, (j) research relating to accounting issues, (k) proposals and related services for financial structures and large tax planning projects, (l) preparation of tax returns and (m) all other services that are not prohibited services.

The prohibited services are (a) bookkeeping services, (b) design and implementation of financial information systems, (c) appraisal or valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services, (j) services based on contingency fees and (k) expert services.

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditors’ services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Audit and Risk Management Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditors to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Audit and Risk Management Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Audit and Risk Management Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Audit and Risk Management Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Audit and Risk Management Committee;

•	At each meeting of the Audit and Risk Management Committee a consolidated summary of all fees by service type is presented including a break down of fees incurred within each of the pre-approved envelopes.

CGI GROUP INC. - 39

Key Participants’ Responsibilities

Management and the Audit and Risk Management Committee are the two key participants.

The primary responsibilities of management are (a) creating and maintaining a policy that follows Canadian and US auditor independence standards, (b) managing compliance with the policy, (c) reporting to the Audit and Risk Management Committee all mandates to be granted to the external auditors and (d) monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Audit and Risk Management Committee are (a) nominating the external auditors for appointment by the Company’s shareholders, (b) approving fees for audit services, (c) approving the auditor independence policy and amendments to the policy, (d) monitoring management’s compliance with the policy, (e) obtaining yearly confirmations of independence from the external auditors, (f) monitoring five year audit partner rotation requirements, (g) monitoring the twelve month “cooling off”period when hiring members of the audit engagement team in a financial reporting oversight role, (h) reviewing the appropriateness of required audit fee disclosure, (i) interpreting the policy in the event that its application is unclear and (g) approving all auditor mandates or pre-approving envelopes for specific services.

It is clear under the Auditor Independence Policy that the Audit and Risk Management Committee has the ultimate responsibility to assert the independence of CGI’s external auditors.

Fees Paid to External Auditors

During the years ended September 30, 2004 and September 30, 2003, CGI paid the following fees to its external auditors:

Service retained	Fees paid

	2004	2003

Audit services	$3,338,048	$2,568,455

Audit related services	$775,464	$370,487

Tax fees	$1,942,460	$1,853,000

All other fees(a)	Nil	$106,053

Total fees paid	$6,055,972	$4,897,995

(a)	the other fees paid to the external auditors for the year ended September 30, 2003 in the amount of $106,053 were in relation to the implementation of security systems at the Company's offices in Montreal.

CGI GROUP INC. - 40

OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Company is included in its 2004, audited annual and unaudited quarterly financial statements, annual and quarterly Management's Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on SEDAR at www.sedar.com and on CGI's web site at www.cgi.com.

APPROVAL OF DIRECTORS

The Board of Directors of the Company has approved the content and the delivery of this Management Proxy Circular.

Serge Godin
Chairman of the Board
and Chief Executive Officer

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APPENDIX A

Corporate Governance Practices

TSX Governance Guidelines and NYSE Rules	CGI Governance Practices

1. The board of directors should explicitly assume responsibility for the stewardship of the company, including:	The charters of the Board of Directors and of its Standing Committees, CGI's Code of Ethics and Business Conduct, CGI's Executive Code of Conduct and the Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders collectively form part of what CGI refers to as its Fundamental Texts, which reflect applicable corporate governance regulations and guidelines and which take into account evolving best practices in Canada and the US. These documents are to be read in the context of CGI's Mission, Vision, Dream and Values which are explained in the preamble to the Fundamental Texts. The Fundamental Texts are posted on the Company's web site at www.cgi.com.

(a) adoption of a strategic planning process;	(a) The Board of Directors is involved in the preparation of, and must approve, CGI's three-year strategic plan which is reviewed annually by the Board of Directors.

(b) identification of the principal risks of the company's business, and implementation of appropriate systems to manage these risks;	(b) The Audit and Risk Management Committee of the Board of Directors identifies and examines the financial and operating risks to which the Company is exposed and reviews the various policies and practices of the Company that are intended to manage those risks. The Audit and Risk Management Committee regularly reports to the Board of Directors concerning risk management.

(c) succession planning, including appointing, training and monitoring senior management;	(c) The Human Resources Committee reviews, reports and, where appropriate, provides recommendations to the Board of Directors on succession planning matters.

(d) the company's communication policy; and	(d) CGI's Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders adopted by CGI's Board of Directors (the "Guidelines") set out the essential principles underlying the Company's disclosure practices in keeping with the rules of regulatory authorities and best disclosure practices.

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Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company's major communications to its shareholders and the investing public. The Board of Directors believes that it is management's role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. In 2004 the Company adopted the CGI Shareholder Partnership Management Framework ("SPMF"). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealer) research analysts. CGI obtained ISO 9001 certification for the application of the SPMF in the Company's operations.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company's shareholders.

(e) the integrity of the company's internal control and management information systems.	(e) The charter of the Board of Directors which is part of CGI's Fundamental Texts provides that directors' duties include the oversight of the integrity of the Company's internal control and management information systems. The Audit and Risk Management Committee has the primary responsibility under its charter to review the internal control and management information systems of the Company. The Committee reports to the Board of Directors in that regard.

2. The board of directors should be constituted with a majority of individuals who qualify as unrelated directors. "Unrelated" directors are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the company's best interests. The application of the definition of 'unrelated' director is the responsibility of the board, which will be required to disclose annually whether it has a majority of 'unrelated' directors and the analysis of the application of the principles supporting this conclusion.	Assuming the election of all the candidates proposed for election by the shareholders at the 2005 Annual General Meeting, the Board of Directors will be composed of fourteen directors, eight of whom will be independent unrelated directors.

The current members of the Board of Directors have determined that its eight unrelated directors on the proposed list of candidates do not have interests in or relationships with CGI or with either of CGI's significant shareholders, Mr. Serge Godin (Chairman of the Board and Chief Executive Officer of CGI) and BCE Inc., that could, or

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Under the NYSE corporate governance rules, there is a requirement for a majority of 'independent' directors. No director qualifies as independent unless the board affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company.)	could reasonably be perceived to, materially interfere with the directors' ability to act in the best interests of the Company.

While the definition of an 'independent' director under the NYSE corporate governance rules is somewhat different from the concept of "unrelated director", the difference does not change the determination resulting from application of the principles to the Company's Board of Directors, and therefore directors determined to be unrelated below, are also independent within the meaning of the NYSE and U.S. Securities and Exchange Commission ("SEC") corporate governance rules.

3. The analysis of the application of the principles supporting the conclusion in paragraph 2. above.	Related to CGI or to Mr. Serge Godin:
Jean Brassard
Vice-Chairman, CGI and Director of Companies

Paule Doré
Executive Vice-President and Chief Corporate Officer and Secretary, CGI

Serge Godin
Chairman of the Board and Chief Executive Officer of CGI

André Imbeau
Executive Vice-President and Chief Financial Officer and Treasurer of CGI

Related to BCE Inc.:
Lawson Hunter
Executive Vice-President, BCE Inc.

Michael J. Sabia
President and Chief Executive Officer, BCE Inc.

Unrelated:
Claude Boivin
Claude Chamberland
Robert Chevrier
David L. Johnston
Eileen A. Mercier
C. Wesley M. Scott *
Gerald T. Squire
Robert Tessier

* Although Mr. Scott is a nominee of BCE Inc. under BCE Inc.'s board representation rights contained in the BCE/CGI Agreement (see "Agreements with BCE Inc." in the Management Proxy Circular), the current members of the Board of Directors of CGI consider Mr. Scott to be unrelated to CGI and its significant shareholders, including BCE Inc.

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4. The board of directors should appoint a committee of directors:

(a) composed exclusively of outside directors, i.e. non-management directors, a majority of whom are unrelated directors; and	(a) The Corporate Governance Committee is comprised of four outside directors, three of whom are unrelated.

(b) with the responsibility for proposing to the full board of directors new nominees to the board of directors and for assessing directors on an ongoing basis.	(b) The Corporate Governance Committee is responsible for recommending to the Board of Directors the list of candidates for election to the Company's Board of Directors to be nominated at the annual general meeting of shareholders, and to fill vacancies occurring between annual general meetings. The Corporate Governance Committee is also responsible for the annual Board and director self-assessment process.

The NYSE corporate governance rules require a nominating committee to be composed solely of "independent" directors.	One member of CGI's Corporate Governance Committee is not independent within the meaning of the NYSE director independence rules.

5. The board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors.	The Corporate Governance Committee, chaired by the Lead Director, is responsible for conducting an annual self-assessment of the effectiveness of the Board as a whole, of the committees of the Board, and of the contribution of individual directors on an ongoing basis. It is also responsible for establishing the competencies, skills and personal qualities it seeks in new Board members with a view to adding value to the Company. This assessment is based on annual questionnaires to which directors respond. Separate questionnaires cover the assessment of the Board as a whole and the individual directors' contribution. Once the responses are received by the Lead Director, he compiles and analyses the results. He then discusses the self-assessments with each director individually. Following the one-on-one discussions with directors, the Lead Director then reviews the overall results of the self-assessment process with the Chairs of the Standing Committees and with the Chairman of the Board and Chief Executive Officer. The Corporate Governance Committee then meets to review the results of the self-assessment process and subsequently presents the final result to the Board of Directors for discussion. The Board of Directors reviews the assessment of its performance and the recommendations provided by the Corporate Governance Committee annually with the objective of increasing the Board's effectiveness in carrying out its responsibilities.

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The Board takes appropriate action based on the results of the review process.

6. Existence of an orientation and education program for new recruits to the board of directors.	Each new director participates in a formal orientation and education program. The program consists of a detailed presentation of the Company's current three year strategic plan, coupled with a series of meetings between the new director and i) the Chairman of the Board and Chief Executive Officer and ii) the key senior executive officers of the Company. Depending on the director's experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive a comprehensive set of documents containing both public and non-public information related to the Company, which provides detailed information in relation to the Company, its operations, financial condition, management structure, policies and public disclosure record, as well as minutes of past meetings of the Board of Directors and of its Standing Committees.

In addition to the formal orientation program, presentations on a variety of topics are provided to the Board of Directors by management on a regular basis and directors receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time.

7. Size of the board of directors and the impact of the number upon effectiveness.	The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

8. Adequacy and form of the compensation of directors that realistically reflects the responsibilities and risk involved in being an effective director.	The Human Resources Committee reviews directors' compensation periodically. In determining directors' remuneration, the Committee considers the directors' time commitment, directors compensation offered by the companies comprised in the reference group of companies used as a guide in determining compensation matters, and the risks and responsibilities that the directors of the Company assume in keeping with roles of the Board and the Standing Committees. See the heading "Remuneration of Directors" in the Management Proxy Circular for disclosure relating to the most recent review of directors' compensation.

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9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.	Each Standing Committee operates according to a committee charter approved by the Board of Directors which outlines the committee's duties and responsibilities. Except as noted below, each Standing Committee is composed exclusively of outside unrelated directors. The Standing Committee charters are contained in CGI's Fundamental Texts which are contained on CGI's web site at www.cgi.com.

The NYSE corporate governance rules require that the audit (CGI's Audit and Risk Management Committee), compensation (CGI's Human Resources Committee) and nominating (CGI's Corporate Governance Committee) committees be composed solely of 'independent' directors.	Mr. William D. Anderson who is a member of CGI's Human Resources Committee and of its Corporate Governance Committee is not independent within the meaning of the NYSE corporate governance rules. Mr. Anderson sits on these committees as a representative of BCE Inc. pursuant to BCE Inc.'s representation rights. See the heading "Agreements with BCE Inc." in the Management Proxy Circular for a full description of BCE Inc.'s representation and other rights.

10. The board of directors is to be responsible for (or a committee of the board of directors is to have general responsibility for) developing the company's approach to governance issues.	All corporate governance matters are the responsibility of the Corporate Governance Committee. The objectives, responsibilities and duties of the Committee are outlined in the Corporate Governance Committee's charter which was adopted by the Board of Directors and which is contained in CGI's Fundamental Texts which are available on CGI's web site at www.cgi.com.

11. The board of directors has developed:

(a) position descriptions for the board of directors and for the CEO, involving the definition of the limits to management's responsibilities; and	(a) The role and responsibilities of the Board of Directors are contained in the Board's charter. The charter forms part of the Fundamental Texts which are available on CGI's web site at www.cgi.com. The Board of Directors has delegated to senior management the responsibility for day-to-day management of the business of the Company. In addition to those matters which must by law be approved by the Board of Directors, the Board of Directors retains responsibility for significant changes in the Company's affairs.

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(b) the corporate objectives which the CEO is responsible for meeting.	(b) The Board of Directors, on the advice and recommendation of the Human Resources Committee, and the Chairman of the Board and Chief Executive Officer (the "CEO"), develops a position description for the CEO and approves the corporate objectives that the CEO is responsible for meeting annually. The CEO's performance relative to those objectives is assessed annually.

The TSX proposes and the NYSE corporate governance rules provide that the board must adopt a formal code of business ethics or business conduct that governs the behavior of directors, officers and employees. The board of directors must monitor compliance with the code and must be responsible for the granting of any waivers from compliance with the code for directors and officers. Disclosure of any waivers granted to directors or officers must be made in the listed issuers' next quarterly report and must include the circumstances and rationale for granting the waiver.	All CGI's members, officers and directors are subject to CGI's Code of Ethics and Business Conduct that must be reviewed and acknowledged by each member, officer and director on an annual basis.

The Board of Directors monitors compliance with the code and under the Board of Directors charter is responsible for any waivers of the codes' provisions granted to directors or officers. No such waivers have been granted to date.

The SEC rules require disclosure as to whether or not and, if not, the reasons why, a company has adopted a code of ethics for the principal executive officer and senior financial officers, applicable to the chief executive officer, chief financial officer and controller.	In addition to CGI's Code of Ethics and Business Conduct, CGI's principal executive and financial officers, including the Chairman of the Board and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to an Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

12. The structure and procedures ensuring that the board of directors can function independently of management.	The Board of Directors acts independently of management.

The Board of Directors has concluded, for various reasons, that the fact that Mr. Serge Godin occupies both the office of Chairman of the Board and the office of Chief Executive Officer of the Company does not impair the ability of the Board of Directors to act independently of management. Mr. Claude Boivin, as Lead Director of the Company, chaired two meetings of the outside directors in fiscal 2004.

13. The audit committee of the board of directors...

(a) ... should be composed only of unrelated directors.	(a) The Audit and Risk Management Committee is comprised solely of unrelated directors who are also independent within the meaning of the NYSE corporate governance rules.

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(b) The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	(b) The role and responsibilities of the Audit and Risk Management Committee are contained in the committee's charter. The charter forms part of the Fundamental Texts which are available on CGI's web site at www.cgi.com. The Audit and Risk Management Committee is mandated by the Board of Directors to review with CGI's external auditors the scope of their audit review; review with the auditors and management the effectiveness of the Company's accounting policies and practices, the Company's internal control procedures, programs and policies and the adequacy and effectiveness of the Company's internal controls over the Company's accounting and financial reporting systems; review related party transactions; and review and recommend to the Board of Directors the approval of the Company's interim unaudited and annual audited financial statements and all public disclosure documents containing audited or unaudited financial information.

(c) The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	(c) The Audit and Risk Management Committee reviews with the Company's external and internal auditors and management the effectiveness of the Company's accounting policies and practices, the Company's internal control procedures, programs and policies and the adequacy and effectiveness of the Company's internal controls over CGI's accounting and financial reporting systems; reviews related party transactions; and reviews the Company's audited financial statements with the external auditors prior to their submission to the Board of Directors for approval.

(d) The audit committee duties should include oversight responsibility for management reporting on internal control, and should ensure that management has designed and implemented an effective system of internal control.	(d) The Audit and Risk Management Committee reviews the Company's internal control procedures, programs and policies and adequacy and effectiveness of the Company's internal controls over CGI's accounting and financial reporting systems.

The TSX proposes and the NYSE corporate governance rules provide that all of the members of the audit committee should be financially literate. The TSX proposes that at least one member should have accounting or related 'financial expertise', while the NYSE corporate governance rules provide that at least one member should have accounting or	All members of the Audit and Risk Management Committee are financially and operationally literate and the Board of Directors has determined that two of the members of the Committee, the Committee Chair, Mrs. Eileen Mercier, as well as Mr. Robert Chevrier, each of whom is an independent director, have financial expertise as required by

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'financial expertise'. The TSX defines 'financial literacy' as the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. "Accounting or related financial expertise" is defined as the ability to analyze and interpret a full set of financial statements, including the notes attached thereto in accordance with Canadian generally accepted accounting principles. The Sarbanes-Oxley Act of 2002 defines 'financial expert' to include people with education or experience as an accountant or principal financial officer of a public company.

The NYSE corporate governance rules also require that if an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members may serve, the board of directors must determine that such simultaneous service does not impair the ability of the member to effectively serve on the company's audit committee.	the NYSE corporate governance rules, and the rules adopted by the SEC in accordance with the Sarbanes Oxley Act of 2002. Mrs. Mercier acquired her expertise during the course of her career including in her capacity as Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. from 1990 to 1995. Mr. Chevrier is a chartered accountant and was formerly CEO of Rexel Canada Inc., formerly Westburne Inc., and in that capacity supervised its principal financial officer.

The Board has determined that the service on the part of each of the three members of the Audit and Risk Management Committee on the audit committees of four other public companies, in addition to that of the Company, does not impair the Audit and Risk Management Committee members' capacity to serve the Company's Audit and Risk Management Committee effectively.

14. Existence of a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.	The Audit and Risk Management Committee, the Corporate Governance Committee and the Human Resources Committee may engage outside advisors as needed and individual directors may engage outside advisors with the authorization of the Chairman of the Corporate Governance Committee.

Additional CGI Governance Requirements

In addition to the governance guidelines of the stock exchanges on which CGI’s shares are listed, the Company adheres to the following additional self-imposed governance requirements

All Board members must be both operationally and financially literate.

The Board must be composed of directors who have substantial operational experience in each of the industry vertical markets in which the Company operates.

All Board members must have substantial experience in the execution of day to day and strategic business objectives.

The vesting of stock options is linked to the Company’s performance in relation to the objectives of profit growth and stock performance set by the Board of Directors on the recommendation of the Human Resources Committee.

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www.cgi.com